COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

04046207

November 9, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

RECEIVED NOV 12 2004 MAIL PROCESSING SECTION WASH. DC 35

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed a copy of the English language version of Commerzbank's most recently published Interim Report for results as of September 30, 2004, together with today's press release and accompanying conference call presentation, in each case as published on Commerzbank's website, all of which may be of interest to Commerzbank shareholders and might influence the stock exchange price of the Commerzbank share. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212)266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt

Enclosure

PROCESSED
NOV 24 2004
THOMSON FINANCIAL

11/23

Ad hoc release

For the business editor

November 9, 2004

- **Commerzbank interim report as of 30.9.2004: net interest and commission income on high level, weak trading profit**
- **Achim Kassow newly appointed to board – responsibilities reshuffled**
- **New start in investment banking**

In the third quarter, the Commerzbank Group – with the exception of its trading activities – registered further good business progress. At 718m euros, net interest income before provisioning was 8.5% higher than a year earlier; after provisioning, interest income was even up by 33%. Net commission income as well, at 526m euros, reached an encouraging level in view of the normal seasonal slackening. The trading profit, however, was disappointing, sliding into minus figures (- 9m euros) under difficult market conditions. All in all, the operating profit of 31m euros fell short of the preceding quarters. In the first nine months, however, it was decidedly higher than a year ago at 869m euros (+ 86%).

The pre-tax result (- 121m euros in the third quarter) includes restructuring expenses of 132m euros to cover the repositioning of investment banking. After taxes and minority interests, therefore, a consolidated loss of 208m euros emerges for the third quarter. Overall, a consolidated profit after taxes of 294m euros remains for January to September.

At today's meeting, Commerzbank's supervisory board appointed Dr. Achim Kassow (38) as a new member of Commerzbank's board of managing directors with responsibility for retail banking. Previously, Dr. Kassow was CEO of comdirect bank AG. His appointment to the board will lead to a reshuffling of some duties: Martin Blessing will assume immediate responsibility for *Mittelstand* and larger corporate clients; Nicholas Teller will be in charge of the corporates and markets area, which in addition to multinationals business also includes capital-market activities. These are generally being scaled down and geared more to the needs of corporate, private and institutional clients. All the changes are effective from November 10, 2004.

Commerzbank AG
Corporate Communications – Press Relations
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
e-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.com

Selected income-statement items (in million euros):

	Jan.-Sept. 2004	Jan.-Sept. 2003	Q3 2004	Q3 2003
Net interest income	2,241	2113	718	662
Provision for possible loan losses	(651)	(828)	(199)	(273)
Net commission income	1,680	1,545	526	509
Trading profit	436	616	(9)	107
Net result on investments and securities portfolio	282	223	24	64
Operating expenses	3,310	3,398	1,078	1,078
Operating profit	**869**	**467**	**31**	**101**
Regular amortization of goodwill	61	89	20	29
Restructuring expenses	132	104	132	-
Expenses arising from special factors	-	2,325	-	2,325
Pre-tax profit	676	(2,051)	(121)	(2,253)
Taxes on income	306	110	71	30
Consolidated profit/loss	**294**	**(2,232)**	**(208)**	**(2,305)**
Earnings/loss per share (in euros)	0.50	(4.18)	(0.35)	(4.32)

Minus figures in parentheses.

The complete interim report is available on the internet at
https://www.commerzbank.com/aktionaere/konzern/2004/zb041109/index.html

interim report as of september 30, 2004

COMMERZBANK



highlights of commerzbank group

	1.1.–30.9.2004	1.1.–30.9.2003
Income statement		
Operating profit (€ m)	869	467
Operating profit per share (€)	1.46	0.87
Pre-tax profit (€ m)	676	–2,051
Net profit/loss (€ m)	294	–2,232
Earnings/loss per share (€)	0.50	–4.18
Operative return on equity[1] (%)	11.3	5.4
Cost/income ratio in operating business (%)	68.5	72.4
Pre-tax return on equity[1] (%)	8.8	–23.7

	30.9.2004	31.12.2003
Balance sheet		
Balance-sheet total (€ bn)	404.1	381.6
Risk-weighted assets according to BIS (€ bn)	143.2	140.8
Equity as shown in balance sheet (€ bn)	9.5	9.1
Own funds as shown in balance sheet (€ bn)	18.6	18.7
BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	7.5	7.6
Core capital ratio, including market-risk position (%)	7.2	7.3
Own funds ratio (%)	12.3	13.0

	30.9.2004	30.9.2003
Commerzbank share		
Number of shares issued (million units)	597.9	544.5
Share price (€, 1.1.–30.9.) high	16.49	14.79
low	12.65	5.33
Book value per share[2] (€)	17.94	16.87
Market capitalization (€ bn)	9.0	6.8
Staff		
Germany	25,689	26,315
Abroad	7,517	7,012
Total	33,206	33,327
Short/long-term rating		
Moody's Investors Service, New York	P-1/A2	P-1/A2
Standard & Poor's, New York	A-2/A-	A-2/A-
Fitch Ratings, London	F2/A-	F2/A-

1) annualized; 2) excluding cash flow hedges.

The figures contained in this report are unaudited.

interim report as of september 30, 2004

To our shareholders

The third quarter was less successful for the Commerzbank Group than the previous two. For one thing, this was due to the traditionally weaker summer months of July and August; for another, to a more than disappointing trading profit. However, this outcome implies no change of trend, for we are continuing to pursue the right course. In the meantime, we have restructured three of our core business lines, focused them even more strongly on the needs of our customers and at the same time streamlined procedures. The success of these measures is reflected there in our consistently higher profitability. We are now repositioning our investment-banking activities. Here, too, we are going to focus systematically on our customers and their need for investment-banking products as well as on reducing earnings volatility.

Group income a good €300m higher than last year

Net interest income reached €2.24bn in the first nine months, 6.1% more than a year previously. A reduction in volume – risk-weighted assets according to BIS were €5.5bn lower than a year earlier at end-September – was partially offset by wider margins. The interest spread from January to September was 2.72%, as against 2.40% in the previous year.

Up to now, our view that we will require far less for provisioning purposes than the amount of €950m budgeted at the start of 2004, is proving correct. We now assume it will be at most €850m this year. For the first nine months, we have set aside €651m, just over a fifth less than a year ago. Net interest income after provisioning rose sharply, therefore, by 23.7% to €1.59bn.

The weaker quarterly result for net commission income was primarily due to the holiday months of July and August. Overall, though, it was still 8.7% ahead of the previous year after nine months. In virtually all segments, we registered gains, with asset-management and securities business particularly successful. In foreign commercial business, we continued to benefit from the export successes of German companies.

The net result on hedge accounting was €7m, compared with €37m a year earlier.

We registered a sharp fall in our trading profit, as the third quarter produced a loss of €9m. While some areas, such as equity derivatives, performed well, they were unable to compensate for the considerable losses in convertible bonds and proprietary equity trading. For the first nine months, we attained a profit of €436m, 29.2% less than in the same period of 2003.

At end-September, the net result on our investments and securities portfolio stood at €282m. This year, it reflects the disposal of our shareholding in Spain's Santander Central Hispano. At the same time, our mortgage banks in particular realized earnings on their available-for-sale portfolios.

The balance on our other operating income and expenses was €184m, 15.7% more than in the previous year. This item mainly consists of allocations to and reversals of provisions as well as income and expenses from building and architects' services.

Further systematic cost management

At €1.82bn, personnel expenses were 1.8% down on the year. By end-September 2004, the Group had a workforce of 33,206, 121 fewer than a year previously.

Other operating expenses were up slightly, rising by 3.4% to €1.20bn. Among other things, the inclusion of SchmidtBank can be felt here. Depreciation on fixed assets was 24.5% lower at €287m. Overall, operating expenses receded by 2.6% to €3.31bn. We should therefore achieve our target for the year of €4.5bn.

Operating profit of €869m

The above-mentioned income and expenses yield an operating profit of €869m for the first nine months of 2004, compared with €467m a year earlier. For the last time this year, we are able to make use of the possibility to make a regular amortization of goodwill; as from 2005, this will no longer be permitted under the new IAS rules. In addition, for the already mentioned re-dimensioning of investment banking, we have recognized restructuring expenses of €132m. Once these two items have been deducted, a pre-tax profit of €676m remains. After taxes on income, which we have put at €306m, and minority interests of €76m have been taken into account, we have a consolidated profit of €294m. Comparison with a year ago is not very instructive, as our result last autumn was strongly influenced by revaluation measures. We had used €2.3bn in order to adjust the valuation of our investments and securities portfolio.

Balance-sheet total and equity slightly higher

The balance-sheet total of the Commerzbank Group was 5.9% higher than at end-2003, rising to €404.1bn. Interbank lending increased strongly, by 29.2%. On the borrowing side, liabilities to banks and customers rose by 13.3% and 6.0%, respectively. Our equity increased by 4.4% to €9.5bn, almost exclusively due to the inclusion of the consolidated profit for the first nine months. Despite the disposal of our SCH shares, the revaluation reserve practically returned to its end-2003 level.

At 7.2% and 12.3%, respectively, the core capital ratio and the own funds ratio were somewhat higher than at mid-year; they are above our target levels.

Development remains positive in retail banking

In the third quarter, earnings in the retail banking segment were €35m down on the previous quarter; however, this is due almost entirely to the traditionally more subdued securities business on behalf of our customers during the summer months. By contrast, net interest income was higher. In view of current changes in obligations law (involving shorter limitation periods), we have marginally increased our provisioning as a precautionary measure. The trend for operating expenses continues to be encouraging, declining from quarter to quarter.

Revaluation reserve on high level

in € m


1,500
1,000
500
0
-500
-1,000
-1,500
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2002
2003
2004

The operating profit reached €85m, as against €101m in the second quarter. We post a figure of €308m for the first nine months. This result was almost a quarter higher than our targets and 64% up on the previous year. The operative return on equity (before taxes) reached a very good 22.6%, compared with 13.8% a year earlier. The cost/income ratio improved from 79.0% to 72.5%.

Asset management on a stable course

From July to September, we held net commission income and earnings as a whole at the level of the previous quarter. But operating expenses were marginally higher.

As a result, the operating profit was somewhat lower than in the preceding quarter, at €34m. All told, we have earned €126m in this business line in the course of the year, which is 26% more than budgeted, and even as much as 73% higher than last year. This translates into an operative return on equity of 31.5%, compared with 14.7% in the previous year. The cost/income ratio fell from 76.5% to an excellent 65.7%.

Corporate banking also well above last year's level

Due to lower volumes, net interest income in corporate banking declined in the third quarter. To some extent, this trend was offset by the further reduction of provisioning. At the same time, net commission income was slightly stronger. All in all, an operating profit of €162m was registered, which fell only €3m short of the second quarter.

In operative terms, we achieved €445m in the first nine months, taking us even after the third quarter close to our target of just over €500m for the year as a whole. In a year-on-year comparison, the increase amounted to 72%.

The return on equity rose strongly from 6.6% to 12.5%; the cost/income ratio reached just over 49.6%.

Securities negative for second quarter in a row

After an excellent start to 2004, the performance of our securities business line steadily deteriorated in the second and third quarters. Between July and September we managed to achieve earnings of no more than €35m, compared with €181m in the second quarter. Given operating expenses of €206m, this translates into an operating profit of -€171m; the minus in the second quarter was €47m.

From January to September, we therefore incurred a loss of €98m, as against a plus of €6m a year earlier. The operative return on equity fell from 0.8% last year to -11.1%, while the cost/income ratio increased from 99.1% to 116.8%.

This development has prompted us to undertake an immediate reorganization of investment banking, which unfortunately will initially involve some job losses. Naturally, we are prepared to expand and strengthen through fresh recruitment those sections which are likely to operate successfully in the future.

Group treasury and mortgage banks

Net interest income in our treasury activities maintained the good level reached in the previous quarter; the trading profit was weaker, however. As a result, income sank by €36m overall. With somewhat lower operating expenses, the operating profit amounted to €41m, compared with €73m in the second quarter.

From January to September, we achieved an operating profit of €152m, as against €214m in the same period of 2003. With a very small amount of equity tied up, an operative return on equity of 140.7% was registered; a year ago the comparable figure was 266.7%. At 22.4%, the cost/income ratio remained at an extremely low level.

The mortgage banks segment includes Hypothekenbank in Essen, Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxembourg and Eurohypo AG, which is consolidated at equity. Overall, earnings were only marginally weaker than in the previous quarter. With operating expenses unchanged, the operating profit reached €40m, compared with €44m in the second quarter.

So far, we have earned €138m this year in this area, as against €191m last year. The results can hardly be compared, though, as per September 30 we refrained from including the pro-rata profit from Eurohypo which is attributable to us in our income statement.

The operative return on equity sank, therefore, from 28.7% a year ago to 20.3%. The cost/income ratio rose from 10.4% to 13.6%.

Group's key operating figures close to our targets

For the Group as a whole, the results of the individual segments gave rise to the following key figures: the operative return on equity increased from 5.4% to 11.3%; the cost/income ratio improved from 72.4% to 68.5%.

Organization follows customer segments

In the future, our sharp focus on customer groups and their specific needs will be reflected even more strongly in our organization. The Corporate and Investment Banking division will be divided into three segments: the *Mittelstand* bank will take care of our core target group in the German corporate sector, while at the same time assuming responsibility for

promoting our business operations in Central and Eastern Europe, which are also geared to small and medium-sized enterprises. The International Corporate Banking section will look after our business relationships with roughly 6,000 correspondent banks worldwide. It will also cover the regions of Western Europe, America, Asia and Africa. Last but not least, a third segment – Corporates and Markets – is being created. This unit will be responsible for looking after roughly 150 to 180 clients with a strong capital-market orientation. Securities will also be integrated into this segment.

This customer-oriented form of organization will enable us to make better use of the opportunities created for us by the market. We are establishing ourselves as Europe's *Mittelstand* bank and we are reinforcing our position as a capital-market bank for larger corporates and multinationals. At the same time, we are further expanding our retail-banking activities. Here the combination with asset management to form a single division has proved highly successful.

Outlook

The final quarter will confront us once again with difficult overall conditions. Economic performance is slow to pick up and stock markets also lack positive impetus. All the same, we will end 2004 in substantially better operative form than we did last year and we will make progress towards achieving the targets for our return on equity. We envisage a major step forward in this direction next year. Our repositioning will then help us earn our current cost of capital of just over 8%. By 2006, we should be able to achieve the medium-term target of an after-tax return on equity of 10.3%.

Frankfurt am Main, November 2004
The Board of Managing Directors

Declaration of compliance with the International Financial Reporting Standards (IFRS) and German Accounting Standard No. 6 (GAS 6)

Accounting principles

Our interim financial statements as of September 30, 2004, were prepared in accordance with the directive 83/349/EEC (directive on consolidated financial statements) and 86/635/EEC (directive on annual accounts of banks) on the basis of the International Accounting Standards (IASs) or International Financial Reporting Standards (IFRSs), approved and published by the International Accounting Standards Board (IASB). Compliance with IAS 34 is guaranteed. Here, we make use of the exemption granted under Art. 292a, German Commercial Code – HGB from the need to prepare financial statements in accordance with German accounting principles. In preparing this interim report, we employed the same accounting and measurement methods as for the 2003 consolidated financial statements, which are presented on pages 90-104 of our annual report.

This interim report also meets the provisions of German Accounting Standard No. 6 (GAS 6) on interim reports, approved by the German Accounting Standards Board (GASB) and published by the German Federal Ministry of Justice on February 13, 2001.

Consolidated companies

As of January 1, 2004, Montgomery Asset Management, LLC, San Francisco/Wilmington, as of March 1, 2004, Commerzbank Capital Markets (Eastern Europe) a.s., Prague, and as of June 1, 2004, Commerz Europe (Ireland), Inc., Wilmington/Delaware, were removed from the list of consolidated companies. These companies have virtually terminated their business activities. These measures had no material effect on the presentation of the Group's assets and financial position or on its earnings performance.

consolidated income statement

	Notes	1.1.–30.9.2004 € m	1.1.–30.9.2003 € m	Change in %
Net interest income	(1)	2,241	2,113	6.1
Provision for possible loan losses	(2)	–651	–828	–21.4
Net interest income after provisioning		1,590	1,285	23.7
Net commission income	(3)	1,680	1,545	8.7
Net result on hedge accounting		7	37	–81.1
Trading profit	(4)	436	616	–29.2
Net result on investments and securities portfolio (available for sale)	(5)	282	223	26.5
Other operating result	(6)	184	159	15.7
Operating expenses	(7)	3,310	3,398	–2.6
Operating profit		**869**	**467**	**86.1**
Regular amortization of goodwill		61	89	–31.5
Profit from ordinary activities before restructuring expenses and expenses arising from special factors		**808**	**378**	.
Restructuring expenses	(8)	132	104	26.9
Expenses arising from special factors		–	2,325	.
Profit from ordinary activities after restructuring expenses and expenses arising from special factors		**676**	**–2,051**	.
Extraordinary profit		–	–	–
Pre-tax profit		**676**	**–2,051**	.
Taxes on income		306	110	.
After-tax profit		**370**	**–2,161**	.
Profit/loss attributable to minority interests		–76	–71	7.0
Consolidated profit/loss		**294**	**–2,232**	.

Earnings per share	1.1.–30.9.2004	1.1.–30.9.2003	Change in %
Operating profit (€ m)	869	467	86.1
Consolidated profit/loss (€ m)	294	–2,232	.
Average number of ordinary shares issued (units)	593,256,385	534,390,136	11.0
Operating profit per share (€)	1.46	0.87	67.8
Basic earnings/loss per share (€)	0.50	–4.18	.

The basic earnings/loss per share, calculated in accordance with IAS 33, is based on the consolidated profit/loss. Minority interests are not taken into consideration.

In the financial year as in the previous year, no conversion or option rights were outstanding. The diluted earnings/loss per share, therefore, correspond to the basic earnings/loss per share.

Consolidated income statement (quarter-on-quarter comparison)

€ m	3rd quarter 2004	2nd quarter 2004	1st quarter 2004	4th quarter 2003	3rd quarter 2003	2nd quarter 2003	1st quarter 2003
Net interest income	718	805	718	663	662	746	705
Provision for possible loan losses	–199	–214	–238	–256	–273	–303	–252
Net interest income after provisioning	519	591	480	407	389	443	453
Net commission income	526	557	597	591	509	516	520
Net result on hedge accounting	14	–11	4	3	12	15	10
Trading profit	–9	131	314	121	107	278	231
Net result on investments and securities portfolio (available for sale)	24	181	77	68	64	54	105
Other operating result	35	82	67	15	98	29	32
Operating expenses	1,078	1,128	1,104	1,113	1,078	1,141	1,179
Operating profit	**31**	**403**	**435**	**92**	**101**	**194**	**172**
Regular amortization of goodwill	20	21	20	21	29	30	30
Profit from ordinary activities before restructuring expenses and expenses arising from special factors	**11**	**382**	**415**	**71**	**72**	**164**	**142**
Restructuring expenses	132	–	–	–	–	–	104
Expenses arising from special factors	–	–	–	–	2,325	–	–
Profit from ordinary activities after restructuring expenses and expenses arising from special factors	**–121**	**382**	**415**	**71**	**–2,253**	**164**	**38**
Extraordinary profit	–	–	–	–	–	–	–
Pre-tax profit	**–121**	**382**	**415**	**71**	**–2,253**	**164**	**38**
Taxes on income	71	107	128	139	30	78	2
After-tax profit	**–192**	**275**	**287**	**–68**	**–2,283**	**86**	**36**
Profit/loss attributable to minority interests	–16	–27	–33	–20	–22	–16	–33
Consolidated loss/profit	**–208**	**248**	**254**	**–88**	**–2,305**	**70**	**3**

consolidated balance sheet

Assets	Notes	**30.9.2004** € m	**31.12.2003** € m	Change in %
Cash reserve		6,923	7,429	–6.8
Claims on banks	(10, 12)	66,751	51,657	29.2
Claims on customers	(11, 12)	136,141	138,438	–1.7
Provision for possible loan losses	(13)	–5,726	–5,510	3.9
Positive fair values from derivative hedging instruments		3,219	2,552	26.1
Assets held for dealing purposes	(14)	91,202	87,628	4.1
Investments and securities portfolio	(15)	93,537	87,842	6.5
Intangible assets	(16)	751	802	–6.4
Fixed assets	(17)	1,752	2,063	–15.1
Tax assets		6,136	6,038	1.6
Other assets	(18)	3,421	2,646	29.3
Total		**404,107**	**381,585**	**5.9**

Liabilities and equity	Notes	**30.9.2004** € m	**31.12.2003** € m	Change in %
Liabilities to banks	(19)	107,914	95,249	13.3
Liabilities to customers	(20)	106,039	100,000	6.0
Securitized liabilities	(21)	86,976	83,992	3.6
Negative fair values from derivative hedging instruments		7,020	5,932	18.3
Liabilities from dealing activities	(22)	65,696	67,014	–2.0
Provisions	(23)	3,370	3,307	1.9
Tax liabilities		4,661	4,495	3.7
Other liabilities	(24)	3,788	2,911	30.1
Subordinated capital	(25)	7,867	8,381	–6.1
Minority interests		1,288	1,213	6.2
Equity		9,488	9,091	4.4
Subscribed capital		1,543	1,545	–0.1
Capital reserve		4,466	4,475	–0.2
Retained earnings		3,291	3,286	0.2
Revaluation reserve		1,213	1,240	–2.2
Measurement of cash flow hedges		–1,158	–1,236	–6.3
Reserve arising from currency translation		–161	–219	–26.5
2003 consolidated profit*)		–	0	.
Consolidated profit 1.1.–30.9.2004		294	–	.
Total		**404,107**	**381,585**	**5.9**

*) after withdrawal from capital reserve

statement of changes in equity

The changes in the Commerzbank Group's equity were as follows during the first nine months:

€ m	Equity	Minority interests
Equity as of 31.12.2003	**9,091**	**1,213**
Changes in the current financial year		
a) Subscribed capital	–2	16
Changes in treasury shares	–2	–
Capital increase	–	16
b) Capital reserve	–9	42
Changes in treasury shares and result for treasury shares	–9	–
Capital increase	–	42
c) Retained earnings	5	–
d) Net changes in revaluation reserve	–27	22
e) Net changes arising from cash flow hedges	78	–34
f) Net change in reserve arising from currency translation	58	31
g) Consolidated profit/loss (1.1.–30.9.2004)	294	76
h) Profit distributions	–	–78
Equity as of 30.9.2004	**9,488**	**1,288**

cash flow statement

€ m	2004	2003
Cash and cash equivalents as of 1.1.	**7,429**	**8,466**
Net cash provided by operating activities	5,383	–420
Net cash used by investing activities	–5,376	–2,728
Net cash provided by financing activities	–525	–778
Total cash flow	**–518**	**–3,926**
Effects of exchange-rate changes	12	32
Cash and cash equivalents as of 30.9.	**6,923**	**4,572**

The chart shows the cash flow within the Commerzbank Group. Cash and cash equivalents are represented by the cash reserve item, which is made up of cash on hand, balances with central banks, as well as debt issued by public-sector borrowers and bills of exchange discountable at central banks.

Notes to the income statement

(1) Net interest income

	1.1.-30.9.2004 €m	1.1.-30.9.2003 €m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	8,046	8,620	-6.7
Dividends from securities	79	93	-15.1
Current result from investments, investments in associated companies and holdings in subsidiaries	114	161	-29.2
Current income from leasing	107	48	.
Interest received	*8,346*	*8,922*	*-6.5*
Interest paid for subordinated capital and for securitized and other liabilities	6,028	6,796	-11.3
Current expenses from leasing	77	13	.
Interest paid	*6,105*	*6,809*	*-10.3*
Total	**2,241**	**2,113**	**6.1**

The average interest margin, based on the average risk-weighted assets in balance-sheet business according to BIS, was 2.72% (previous year: 2.40%).

(2) Provision for possible loan losses

	1.1.-30.9.2004 €m	1.1.-30.9.2003 €m	Change in %
Allocations	-854	-1,030	-17.1
Reversals of provisions	260	264	-1.5
Balance of direct write-downs and amounts received on written-down claims	-57	-62	-8.1
Total	**-651**	**-828**	**-21.4**

(3) Net commission income

	1.1.-30.9.2004 €m	1.1.-30.9.2003 €m	Change in %
Securities transactions	628	589	6.6
Asset management	425	345	23.2
Payment transactions and foreign commercial business	300	283	6.0
Guarantees	111	117	-5.1
Income from syndicated business	77	66	16.7
Other net commission income	139	145	-4.1
Total	**1,680**	**1,545**	**8.7**

Net commission income includes €268m (previous year: €280m) of commissions paid.

(4) Trading profit

	1.1.-30.9.2004 € m	1.1.-30.9.2003 € m	Change in %
Net result on proprietary trading	498	649	–23.3
Net result on the measurement of derivative financial instruments	–62	–33	87.9
Total	**436**	**616**	**–29.2**

(5) Net result on investments and securities portfolio (available for sale)

	1.1.-30.9.2004 € m	1.1.-30.9.2003 € m	Change in %
Result on available-for-sale securities and claims not originated by the Bank	133	144	–7.6
Result on disposals and measurement of investments, investments in associated companies and holdings in subsidiaries	149	79	88.6
Total	**282**	**223**	**26.5**

(6) Other operating result

	1.1.-30.9.2004 € m	1.1.-30.9.2003 € m	Change in %
Other operating income	387	313	23.6
Other operating expenses	203	154	31.8
Total	**184**	**159**	**15.7**

(7) Operating expenses

	1.1.-30.9.2004 € m	1.1.-30.9.2003 € m	Change in %
Personnel expenses	1,820	1,854	–1.8
Other expenses	1,203	1,164	3.4
Current depreciation on fixed assets and other intangible assets	287	380	–24.5
Total	**3,310**	**3,398**	**–2.6**

(8) Restructuring expenses

Restructuring expenses in the current financial year relate to the repositioning of our Securities department.

(9) Segment reporting

Segment reporting in line with the primary reporting segment of business lines represents the Group's organization based on two corporate divisions as of 2001. A detailed description of the individual business lines and their assignment to corporate divisions can be found on pages 114-115 of our 2003 annual report.

The interest rates of the return on equity and investment yield that are included as imputed variables in the net interest income of the respective segment correspond to the interest rate of an investment in the long-term capital market and were adjusted as of January 1, 2004. The capital backing for risk-weighted assets is 7%. The Group's average equity which is tied up is worked out according to the Basel capital accord (BIS).

1.1.–30.9.2004 € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banks	Others and consolidation	**Total**
Net interest income	839	–9	1,200	11	182	167	–149	2,241
Provision for possible loan losses	–137	–	–497	–2	–	–15	–	–651
Net interest income after provisioning	702	–9	703	9	182	152	–149	1,590
Net commission income	758	334	524	83	–1	–9	–9	1,680
Net result on hedge accounting	–	1	0	–	4	2	–	7
Trading profit	2	6	28	475	3	–78	–	436
Net result on investments and securities portfolio	6	10	27	6	8	97	128	282
Other operating result	13	25	90	–3	0	–2	61	184
Income, total	*1,481*	*367*	*1,372*	*570*	*196*	*162*	*31*	*4,179*
Operating expenses	1,173	241	927	668	44	24	233	3,310
Operating profit	**308**	**126**	**445**	**–98**	**152**	**138**	**–202**	**869**
Regular amortization of goodwill	–	44	7	–	–	6	4	61
Restructuring expenses	–	–	–	132	–	–	–	132
Expenses arising from special factors	–	–	–	–	–	–	–	–
Pre-tax profit	**308**	**82**	**438**	**–230**	**152**	**132**	**–206**	**676**
Average equity tied up	**1,820**	**533**	**4,750**	**1,181**	**144**	**906**	**900**	**10,234**
Operative return on equity*) (%)	**22.6**	**31.5**	**12.5**	**–11.1**	**140.7**	**20.3**	**.**	**11.3**
Cost/income ratio in operating business (%)	**72.5**	**65.7**	**49.6**	**116.8**	**22.4**	**13.6**	**.**	**68.5**
Return on equity of pre-tax profit*) (%)	**22.6**	**20.5**	**12.3**	**–26.0**	**140.7**	**19.4**	**.**	**8.8**

*) annualized

1.1.–30.9.2003 € m	Retail banking	Asset manage-ment	Corporate customers and insti-tutions	Securi-ties	Group Treasury	Mortgage banks	Others and consoli-dation	**Total**
Net interest income	810	–15	1,207	47	225	195	–356	2,113
Provision for possible loan losses	–132	–	–680	–	–	–16	–	–828
Net interest income after provisioning	678	–15	527	47	225	179	–356	1,285
Net commission income	692	291	520	74	–1	–9	–22	1,545
Net result on hedge accounting	–	1	0	0	1	35	–	37
Trading profit	4	10	33	582	1	–53	39	616
Net result on investments and securities portfolio	3	17	42	5	36	64	56	223
Other operating result	13	7	52	–5	–	–1	93	159
Income, total	*1,390*	*311*	*1,174*	*703*	*262*	*215*	*–190*	*3,865*
Operating expenses	1,202	238	916	697	48	24	273	3,398
Operating profit	**188**	**73**	**258**	**6**	**214**	**191**	**–463**	**467**
Regular amortization of goodwill	–	63	6	–	–	16	4	89
Restructuring expenses	–	8	25	34	–	–	37	104
Expenses arising from special factors	–	–	–	–	–	–	2,325	2,325
Pre-tax profit	**188**	**2**	**227**	**–28**	**214**	**175**	**–2,829**	**–2,051**
Average equity tied up	**1,811**	**660**	**5,218**	**1,007**	**107**	**886**	**1,850**	**11,539**
Operative return on equity*) (%)	**13.8**	**14.7**	**6.6**	**0.8**	**266.7**	**28.7**	**.**	**5.4**
Cost/income ratio in operating business (%)	**79.0**	**76.5**	**49.4**	**99.1**	**18.3**	**10.4**	**.**	**72.4**
Return on equity of pre-tax profit*) (%)	**13.8**	**0.4**	**5.8**	**–3.7**	**266.7**	**26.3**	**.**	**–23.7**

*) annualized

Notes to the balance sheet

(10) Claims on banks

	30.9.2004 € m	31.12.2003 € m	Change in %
due on demand	17,974	16,973	5.9
other claims	48,777	34,684	40.6
with a remaining lifetime of			
less than three months	25,597	20,946	22.2
more than three months, but less than one year	15,209	6,956	.
more than one year, but less than five years	4,235	3,298	28.4
more than five years	3,736	3,484	7.2
Total	**66,751**	**51,657**	**29.2**
of which: reverse repos	31,663	20,880	51.6

(11) Claims on customers

	30.9.2004 € m	31.12.2003 € m	Change in %
with indefinite remaining lifetime	16,997	18,015	–5.7
other claims	119,144	120,423	–1.1
with a remaining lifetime of			
less than three months	26,943	24,731	8.9
more than three months, but less than one year	11,685	15,402	–24.1
more than one year, but less than five years	32,609	31,631	3.1
more than five years	47,907	48,659	–1.5
Total	**136,141**	**138,438**	**–1.7**
of which: reverse repos	8,500	7,746	9.7

(12) Total lending

	30.9.2004 € m	31.12.2003 € m	Change in %
Loans to banks[1)]	12,347	10,759	14.8
Claims on customers[1)]	127,641	130,692	–2.3
Bills discounted	233	338	–31.1
Claims not originated by the Bank[2)]	21,898	22,918	–4.5
Total	**162,119**	**164,707**	**–1.6**

1) excluding reverse repos; 2) included in investments and securities portfolio

(13) Provision for possible loan losses

Development of provisioning	2004 € m	2003 € m	Change in %
As of January 1	**5,854**	**5,705**	**2.6**
Allocations	854	1,030	–17.1
Deductions	647	677	–4.4
Utilized	387	413	–6.3
Reversals	260	264	–1.5
Exchange-rate changes/transfers	9	–54	.
As of September 30	**6,070**	**6,004**	**1.1**

With direct write-downs and amounts received on written-down claims taken into consideration, the allocations and reversals have given rise to provision for lending risks of €651m (previous year: €828m) in the income statement (see Note 2).

Level of provisioning	30.9.2004 € m	31.12.2003 € m	Change in %
Individual valuation allowances	5,392	5,162	4.5
Country valuation allowances	24	48	–50.0
General valuation allowances	310	300	3.3
Provisioning for balance-sheet items	**5,726**	**5,510**	**3.9**
Provisions in lending business	344	344	0.0
Total	**6,070**	**5,854**	**3.7**

After conservatively valued security in an amount of €1,770m had been deducted, the value-adjusted claims producing neither interest nor income amounted to €4,890m (31.12.2003: €5,220m).

(14) Assets held for dealing purposes

	30.9.2004 € m	31.12.2003 € m	Change in %
Bonds, notes and other fixed-income securities	21,950	19,099	14.9
Shares and other variable-yield securities	9,516	8,510	11.8
Promissory notes held for trading purposes	1,541	559	.
Positive fair values from derivative financial instruments	58,195	59,460	–2.1
Total	**91,202**	**87,628**	**4.1**

(15) Investments and securities portfolio

	30.9.2004 € m	31.12.2003 € m	Change in %
Claims on banks and customers not originated by the Bank	21,898	22,918	–4.5
Bonds, notes and other fixed-income securities	63,264	56,311	12.3
Shares and other variable-yield securities	2,389	2,013	18.7
Investments	3,114	3,783	–17.7
Investments in associated companies	2,321	2,300	0.9
Holdings in subsidiaries	551	517	6.6
Total	**93,537**	**87,842**	**6.5**

(16) Intangible assets

	30.9.2004 € m	31.12.2003 € m	Change in %
Goodwill	650	690	–5.8
Other intangible assets	101	112	–9.8
Total	**751**	**802**	**–6.4**

(17) Fixed assets

	30.9.2004 € m	31.12.2003 € m	Change in %
Land and buildings	833	877	–5.0
Office furniture and equipment	851	1,010	–15.7
Leased equipment	68	176	–61.4
Total	**1,752**	**2,063**	**–15.1**

(18) Other assets

	30.9.2004 € m	31.12.2003 € m	Change in %
Collection items	198	385	–48.6
Precious metals	322	464	–30.6
Sundry assets, including deferred items	2,901	1,797	61.4
Total	**3,421**	**2,646**	**29.3**

(19) Liabilities to banks

	30.9.2004 € m	31.12.2003 € m	Change in %
due on demand	21,770	17,441	24.8
with remaining lifetime of	86,144	77,808	10.7
less than three months	50,087	47,845	4.7
more than three months, but less than one year	18,837	13,031	44.6
more than one year, but less than five years	5,482	5,414	1.3
more than five years	11,738	11,518	1.9
Total	**107,914**	**95,249**	**13.3**
of which: repos	31,272	19,111	63.6

(20) Liabilities to customers

	30.9.2004 € m	31.12.2003 € m	Change in %
Savings deposits	16,486	12,273	34.3
with agreed period of notice of			
three months	15,750	11,556	36.3
more than three months	736	717	2.6
Other liabilities to customers	89,553	87,727	2.1
due on demand	43,011	34,294	25.4
with agreed remaining lifetime of	46,542	53,433	–12.9
less than three months	33,164	41,184	–19.5
more than three months, but less than one year	3,926	3,029	29.6
more than one year, but less than five years	2,927	2,702	8.3
more than five years	6,525	6,518	0.1
Total	**106,039**	**100,000**	**6.0**
of which: repos	13,518	13,252	2.0

(21) Securitized liabilities

	30.9.2004 € m	31.12.2003 € m	Change in %
Bonds and notes outstanding	74,829	71,100	5.2
Money-market instruments outstanding	12,048	12,680	–5.0
Own acceptances and promissory notes outstanding	99	212	–53.3
Total	**86,976**	**83,992**	**3.6**

Remaining lifetimes	30.9.2004 € m	31.12.2003 € m	Change in %
due on demand	14	78	–82.1
with agreed remaining lifetime of	86,962	83,914	3.6
less than three months	14,073	18,025	–21.9
more than three months, but less than one year	19,482	13,194	47.7
more than one year, but less than five years	44,949	34,555	30.1
more than five years	8,458	18,140	–53.4
Total	**86,976**	**83,992**	**3.6**

(22) Liabilities from dealing activities

	30.9.2004 € m	31.12.2003 € m	Change in %
Currency-based transactions	5,674	11,761	–51.8
Interest-based transactions	49,627	43,058	15.3
Delivery commitments arising from short sales of securities	6,505	8,389	–22.5
Other transactions	3,890	3,806	2.2
Total	**65,696**	**67,014**	**–2.0**

(23) Provisions

	30.9.2004 € m	31.12.2003 € m	Change in %
Provisions for pensions and similar commitments	1,445	1,432	0.9
Other provisions	1,925	1,875	2.7
Total	**3,370**	**3,307**	**1.9**

(24) Other liabilities

	30.9.2004 € m	31.12.2003 € m	Change in %
Effects of measuring hedged subordinated capital items (IAS 39)	743	735	1.1
Deferred interest expenses for subordinated capital	167	295	–43.4
Sundry liabilities, including deferred items	2,878	1,881	53.0
Total	**3,788**	**2,911**	**30.1**

(25) Subordinated capital

	30.9.2004 € m	31.12.2003 € m	Change in %
Subordinated liabilities	5,738	5,958	–3.7
Profit-sharing rights outstanding	2,129	2,423	–12.1
Total	**7,867**	**8,381**	**–6.1**

Other notes

(26) Risk-weighted assets and capital ratios as defined by the Basel capital accord (BIS)

	30.9.2004 € m	31.12.2003 € m	Change in %
Core capital	10,265	10,257	0.1
Supplementary capital	7,310	7,868	–7.1
Total liable capital	**17,575**	**18,125**	**–3.0**
Tier III capital	0	125	.
Eligible own funds	**17,575**	**18,250**	**–3.7**

as of 30.9.2004			**Capital charges in %**				**Total**
€ m	100	50	25	20	10	4	
Balance-sheet business	91,931	6,518	–	10,604	–	–	109,053
Traditional off-balance-sheet business	4,190	16,427	124	772	305	74	21,892
Derivatives business in investment portfolio	–	2,293	–	3,944	–	–	6,237
Risk-weighted assets, total	**96,121**	**25,238**	**124**	**15,320**	**305**	**74**	**137,182**

Risk-weighted market-risk position multiplied by 12.5	5,988
Total items to be risk-weighted	143,170
Eligible own funds	17,575
Core capital ratio (excluding market-risk position)	7.5
Core capital ratio (including market-risk position)	7.2
Own funds ratio (including market-risk position)	12.3

as of 31.12.2003	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	91,455	5,709	–	11,020	–	–	108,184
Traditional off-balance-sheet business	4,748	14,946	11	571	344	47	20,667
Derivatives business in investment portfolio	–	2,578	–	4,400	–	–	6,978
Risk-weighted assets, total	**96,203**	**23,233**	**11**	**15,991**	**344**	**47**	**135,829**

Risk-weighted market-risk position multiplied by 12.5	5,000
Total items to be risk-weighted	140,829
Eligible own funds	18,250
Core capital ratio (excluding market-risk position)	7.6
Core capital ratio (including market-risk position)	7.3
Own funds ratio (including market-risk position)	13.0

(27) Liquidity ratio

The liquidity ratio of Commerzbank AG pursuant to Principle II was 1.16 at end-September 2004 (31.12.2003: 1.12). This was 16% higher than the minimum level of 1.00. The surplus liquidity in accordance with Principle II in the time band with a remaining lifetime of one month amounted to €17.6bn (31.12.2003: €14.6bn).

(28) Off-balance-sheet commitments

	30.9.2004	31.12.2003
	€ m	€ m
Contingent liabilities	26,472	26,404
from rediscounted bills of exchange credited to borrowers	1	3
from guarantees and indemnity agreements	26,471	26,401
Irrevocable lending commitments	40,813	39,136
Other commitments	19	28

Provision for risks arising from off-balance-sheet commitments has been deducted from the respective items.

(29) Derivative transactions

Derivative transactions (investment and trading books) involved the following nominal amounts and fair values:

30.9.2004	Nominal amount, by remaining lifetime			Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	positive	negative
Foreign currency-based forward transactions	349,115	120,598	62,323	6,076	6,169
Interest-based forward transactions	1,643,002	1,179,366	955,367	51,651	56,015
Other forward transactions	70,045	149,765	10,136	3,687	4,027
Total	**2,062,162**	**1,449,729**	**1,027,826**	**61,414**	**66,211**
of which: traded on a stock exchange	*164,150*	*20,617*	*14,931*		

31.12.2003	Nominal amount, by remaining lifetime			Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	positive	negative
Foreign currency-based forward transactions	326,289	106,675	55,896	11,228	12,598
Interest-based forward transactions	1,185,772	1,006,813	800,339	46,456	47,539
Other forward transactions	52,437	120,171	11,730	4,328	4,420
Total	**1,564,498**	**1,233,659**	**867,965**	**62,012**	**64,557**
of which: traded on a stock exchange	*194,644*	*11,367*	*8,666*		

(30) Market risk arising from trading activities

The market risk arising from trading activities shows the values-at-risk in accordance with Principle I (99% confidence interval, 10-day holding period) of the Commerzbank Group and also of its individual business lines, calculated using Commerzbank's internal market-risk model. For calculating and managing market risk, historical simulation is used as the value-at-risk model. A detailed description of the methods employed can be found in the notes in our 2003 annual report on pages 71ff.

Portfolio	30.9.2004 € m	31.12.2003 € m
Commerzbank Group	**75.3**	**66.8**
Securities	65.3	57.7
Treasury	16.0	16.8

(31) Fair value of financial instruments

	Fair value		Book value		Difference	
€ bn	**30.9.2004**	**31.12.2003**	**30.9.2004**	**31.12.2003**	**30.9.2004**	**31.12.2003**
Assets						
Cash reserve	6.9	7.4	6.9	7.4	–	–
Claims on banks	66.8	51.7	66.8	51.7	–	–
Claims on customers	138.2	140.4	136.1	138.4	2.1	2.0
Hedging instruments	3.2	2.6	3.2	2.6	–	–
Assets held for dealing purposes	91.2	87.6	91.2	87.6	–	–
Investments and securities portfolio	93.5	87.9	93.5	87.9	–	–
Liabilities						
Liabilities to banks	107.9	95.2	107.9	95.2	–	–
Liabilities to customers	106.1	100.1	106.0	100.0	0.1	0.1
Securitized liabilities	87.5	84.4	87.0	84.0	0.5	0.4
Hedging instruments	7.0	5.9	7.0	5.9	–	–
Liabilities from dealing activities	65.7	67.0	65.7	67.0	–	–
Subordinated capital	7.9	8.3	7.9	8.4	–	–0.1

In net terms, the difference between the book value and fair value, which can be seen as unrealized appreciation, amounted for all items to €1.5bn as of September 30, 2004 (31.12.2003: €1.6bn). For covering these items, cash flow hedges are used for the most part. As of September 30, 2004, the measurement of cash flow hedges yielded a figure of –€1.2bn (31.12.2003: –€1.2bn). As of both September 30, 2004 and December 31, 2003, the unrealized appreciation in interest-bearing assets and liabilities exceeded the negative valuation of the cash flow hedges.

(32) Treasury shares

	Number of shares*) units	**Accounting par value in €1,000**	**Percentage of share capital**
Shares held on September 30, 2004	4,335,055	11,271	0.73
Highest number purchased in financial year	6,907,775	17,960	1.16
Shares pledged to the Bank by customers, as of September 30, 2004	4,747,647	12,344	0.79
Shares purchased in the financial year	131,664,140	342,327	–
Shares sold in the financial year	130,818,997	340,129	–

*) Accounting par value per share: €2.60

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. Walter Seipp
Honorary Chairman

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge
Deputy Chairman

Hans-Hermann Altenschmidt

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann

Astrid Evers

Uwe Foullong

Daniel Hampel

Dr.-Ing. Otto Happel

Dr. jur. Heiner Hasford

Sonja Kasischke

Wolfgang Kirsch

Werner Malkhoff

Klaus Müller-Gebel

Dr. Sabine Reiner

Dr. Erhard Schipporeit

Prof. Dr.-Ing. Ekkehard Schulz

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Mehmet Dalman
until September 30, 2004

Wolfgang Hartmann

Andreas de Maizière

Klaus M. Patig

Dr. Eric Strutz
since April 1, 2004

Nicholas Teller

Commerzbank AG
Head office
Kaiserplatz
Frankfurt am Main
Postal address: 60261 Frankfurt
Telephone (+49 69) 136-20 · Fax (+49 69) 28 53 89
e-mail: info@commerzbank.com
Internet: www.commerzbank.com

Investor Relations
Jürgen Ackermann · Ute Heiserer-Jäckel · Simone Nuxoll
Telephone (+49 69) 136-2 22 55 · Fax (+49 69) 136-2 94 92
e-mail: ir@commerzbank.com

Legal domicile of the bank: Frankfurt am Main (HRB 32000)
796 branches in Germany

Major Group companies and holdings

In Germany
CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
comdirect bank AG, Quickborn
COMINVEST Asset Management GmbH, Frankfurt am Main
Commerz Grundbesitzgesellschaft mbH, Wiesbaden
CommerzLeasing und Immobilien AG, Düsseldorf
Commerz Business Consulting AG, Frankfurt am Main
Hypothekenbank in Essen AG, Essen
Deutsche Schiffsbank AG, Bremen/Hamburg
Eurohypo AG, Eschborn

Abroad
BRE Bank SA, Warsaw
Caisse Centrale de Réescompte, S.A., Paris
COMINVEST Asset Management S.A., Luxembourg
Commerzbank (Budapest) Rt., Budapest
Commerzbank Capital Markets Corporation, New York
Commerzbank (Eurasija) SAO, Moscow
Commerzbank Europe (Ireland), Dublin
Commerzbank International S.A., Luxembourg
Commerzbank (Nederland) N.V., Amsterdam
Commerzbank (South East Asia) Ltd., Singapore
Commerzbank (Switzerland) Ltd, Zurich/Geneva
Commerz (East Asia) Ltd., Hong Kong
Commerz Securities (Japan) Co. Ltd., Hong Kong/Tokyo
Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg
Jupiter International Group plc, London
P. T. Bank Finconesia, Jakarta
Korea Exchange Bank, Seoul

Foreign branches

Atlanta (agency) · Barcelona · Bratislava · Brno (office) · Brussels · Chicago · Grand Cayman · Hong Kong · Johannesburg · Labuan · London · Los Angeles · Madrid · Milan · New York · Paris · Prague · Shanghai · Singapore · Tokyo

Representative offices

Almaty · Bahrain · Bangkok · Beijing · Beirut · Belgrade · Brussels · Bucharest · Buenos Aires · Cairo · Caracas · Copenhagen · Istanbul · Jakarta · Kiev · Mexico City · Minsk · Moscow · Mumbai · Novosibirsk · São Paulo · Seoul · Taipei · Tashkent · Tehran · Zagreb


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COMMERZBANK

/ ad hoc notices /

November 09, 2004

Commerzbank interim report as of 30.9.2004:

- **net interest and commission income on high level, weak trading profit**
- **Achim Kassow newly appointed to board - responsibilities reshuffled**
- **New start in investment banking**

In the third quarter, the Commerzbank Group - with the exception of its trading activities - registered further good business progress. At 718m euros, net interest income before provisioning was 8.5% higher than a year earlier; after provisioning, interest income was even up by 33%. Net commission income as well, at 526m euros, reached an encouraging level in view of the normal seasonal slackening. The trading profit, however, was disappointing, sliding into minus figures (- 9m euros) under difficult market conditions. All in all, the operating profit of 31m euros fell short of the preceding quarters. In the first nine months, however, it was decidedly higher than a year ago at 869m euros (+ 86%).

The pre-tax result (- 121m euros in the third quarter) includes restructuring expenses of 132m euros to cover the repositioning of investment banking. After taxes and minority interests, therefore, a consolidated loss of 208m euros emerges for the third quarter. Overall, a consolidated profit after taxes of 294m euros remains for January to September.

At today's meeting, Commerzbank's supervisory board appointed Dr. Achim Kassow (38) as a new member of Commerzbank's board of managing directors with responsibility for retail banking. Previously, Dr. Kassow was CEO of comdirect bank AG. His appointment to the board will lead to a reshuffling of some duties: Martin Blessing will assume immediate responsibility for Mittelstand and larger corporate clients; Nicholas Teller will be in charge of the corporates and markets area, which in addition to multinationals business also includes capital-market activities. These are generally being scaled down and geared more to the needs of corporate, private and institutional clients. All the changes are effective from November 10, 2004.

Selected income-statement items (in million euros):

	Jan.-Sept. 2004	Jan.-Sept. 2003	Q3 2004	Q3 2003
Net interest income	2,241	2113	718	662
Provision for possible loan losses	(651)	(828)	(199)	(273)
Net commission income	1,680	1,545	526	509
Trading profit	436	616	(9)	107
Net result on investments and securities portfolio	282	223	24	64
Operating expenses	3,310	3,398	1,078	1,078
Operating profit	**869**	**467**	**31**	**101**
Regular amortization of goodwill	61	89	20	29
Restructuring expenses	132	104	132	-
Expenses arising from special factors	-	2,325	-	2,325
Pre-tax profit	676	(2,051)	(121)	(2,253)
Taxes on income	306	110	71	30
Consolidated profit/loss	**294**	**(2,232)**	**(208)**	**(2,305)**
Earnings/loss per share (in euros)	0.50	(4.18)	(0.35)	(4.32)

Earnings/loss per share (in euros)	[illegible]	[illegible]	[illegible]	[illegible]

Minus figures in parentheses.

The complete interim report is available on the internet here



Commerzbank conference call

Q 3 2004 results

Dr. Eric Strutz
Chief Financial Officer

Frankfurt
November 9, 2004

/ ideas ahead / **COMMERZBANK**

Commerzbank: pillars of our distribution platform

Commerzbank

PCAM		CIB		
Private Clients	**Asset Management**	**Mittelstandsbank**	**International Corporate Banking**	**Corporates & Markets**
▪ Retail Banking ▪ Private Banking ▪ comdirect	▪ Asset Management ▪ Real Estate Fund Management	▪ Mittelstand Germany ▪ Central/Eastern Europe ▪ Leasing	▪ Europe West ▪ USA, Asia, Africa ▪ Financial Institutions	▪ 150-180 multinational and large corporates ▪ Securities

Business lines at a glance

2004	Operating profit (m €)		RoE (%)	
	Q3	9m	Q3	9m
Retail Banking	85	308	18.6	22.6
Asset Management	34	126	26.3	31.5
Corporate Customers & Institutions	162	445	13.8	12.5
Securities	-171	-98	-60.9	-11.1
Group Treasury	41	152	102.5	140.7
Mortgage Banks	40	138	17.9	20.3
Others and Consolidation	-160	-202	n.m.	n.m.
Commerzbank Group, total	**31**	**869**	**1.2**	**11.3**

Q 3: revaluation reserve increased again, Tier I capital ratio above target

Revaluation reserve
in € m


pre-revaluation
post-revaluation
-1,100
-258
650
1,240
1,253
1,035
1,213
03/03
06/03
09/03
12/03
03/04
06/04
09/04
equities
bonds

Tier I capital ratio (in %)*


target
6.0
5.9
6.7
7.3
7.4
7.7
7.8
7.3
7.1
7.0
7.2
31 Mar
30 Jun
30 Sep
31 Dec
31 Mar
30 Jun
30 Sep
31 Dec
31 Mar
30 Jun
30 Sep
2002
2003
2004

* incl. market risk position

Interest income seasonally lower than in Q2, but significantly above previous year

in € m


805
-10.8%
718
718
662
+8.5%
663
Q3
Q4
Q1
Q2
Q3
2003
2004

Slight quarter-on-quarter decline in average interest margin from 2.76% in Q2 to 2.72% in Q3.*

- hardly any dividend income from participations portfolio
- €36m from Eurohypo not recognized in Q 3 (€88m in 9 months)

* based on average risk-weighted assets for balance-sheet business according to BIS

Quality of loan portfolio continually improving

Loan-loss provisions
in € m


927
1,321
1,084
850*
2001
2002
2003
2004

* expected worst case

Loan-loss cover ratio comfortable
in € m


Loan-loss provisions
Country LLP and general provision
Collateral
Non-performing loans
In excess: €634m
7,711
109.0%
7,077
348
1,857
In excess: €1,180m
7,840
117.7%
6,660
334
1,770
31.12.2003
30.09.2004

Loan-loss provisions
in € m


252
303
273
256
238
214
199
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04

Seasonal dip in commission income as well

(in € m)


509
591
597
557
-5.6%
526
+3.3%
Q3
Q4
Q1
Q2
Q3
2003
2004

Except for securities business, all other commission income on positive course

Retail banking down by €28m in Q 3 from Q 2 level

Goal:

Commission income should register pick-up in Q 4

Trading profit more than disappointing

(in € m)


107
121
314
131
-9
Q3
Q4
Q1
Q2
Q3
2003
2004

Trading traditionally weak in Q 3: however, completely disappointing this year.

Positive activities weighed down by:

- Convertible bonds
- Global propriertary trading
- Equity sales & trading

} -€97m

Goal:

Exiting or dramatically reducing unprofitable geographical and product areas

Further decline in operating expenses

in € m


1,078
1,113
1,104
1,128
1,078
-4.4%
+/- 0%
33,327
32,377
32,349
32,706
33,206
Q3
Q4
Q1
Q2
Q3
2003
2004*
Operating expenses
Staff

* from Q 2 incl. SchmidtBank

Despite 550 staff of former SchmidtBank and consolidation of additional entities at BRE (360 FTEs), operating expenses stable at year-ago level.

Goal:

Cost target of €4.5bn expected to be achieved

Pre-tax profit negative due to restructuring expenses

(in € m)

	Q 3 2004	9 m 2004
Operating profit	31	869
Regular amortization of goodwill	20	61
Restructuring expenses*	132	132
Expenses arising from special factors	-	-
Pre-tax profit	**-121**	**676**
Taxes on income	71	306
Profit attributable to minority interests	16	76
Consolidated loss/profit	**-208**	**294**
Earnings per share	-0.35€	0.50€

* of which: €73m personnel measures
€59m other operating expenses

Statement of comprehensive income for Commerzbank

(in € m)

	Q 3 2004	9 m 2004
After-tax profit, before restructuring expenses	- 76	426
Change in revaluation reserve	178	- 27
Change in currency translation reserve	- 10	58
Change in cash flow hedge reserve	- 92	78
Increase in unrealized reserves for items shown at cost	23	- 43
Comprehensive income	**23**	**492**
Restructuring expenses	- 132	- 132
Comprehensive income after restructuring expenses	- 109	360

Medium-term return targets confirmed

RoE (after-tax) targets of Commerzbank

2005	2006
$\geq$ 8%	> 10%
(current cost of capital)	(long-term cost of capital)

Commerzbank: pillars of our distribution platform

Commerzbank

PCAM		CIB		
Private Clients	**Asset Management**	**Mittelstands-bank**	**International Corporate Banking**	**Corporates & Markets**
▪ Retail Banking ▪ Private Banking ▪ comdirect	▪ Asset Management ▪ Real Estate Fund Management	▪ Mittelstand Germany ▪ Central/Eastern Europe ▪ Leasing	▪ Europe West ▪ USA, Asia, Africa ▪ Financial Institutions	▪ 150-180 multinational and large corporates ▪ Securities
Dr. Achim Kassow	*Klaus M. Patig*	*Martin Blessing*	*Klaus M. Patig*	*Nicholas Teller*

Starting point for Commerzbank's investment banking

3 problem zones

Stable, customer-based business:

97% of income in first nine months

- Regional positioning too broad
- Productivity gaps between locations
- High earnings volatility due to non-customer proprietary trading (dedicated proprietary-trading books)

Commerzbank's new approach to investment-banking activities

We intend to expand in the following main products and services:

- Fixed income and other debt-related products
- Foreign exchange trading
- Equity-related derivatives
- Corporate finance and capital restructuring
- Equity research, sales and trading for German clients
- M&A advisory work for German corporate clients

We are completely exiting or drastically reducing:

- Our dedicated proprietary trading operations
- The Tokyo office and a large part of the New York office
- Our pan-European equity trading operations
- Most of our non-German equity research
- Non-German M&A advisory
- Other, small non-core businesses

Restructuring measures

1. Integration into Corporates & Markets
2. Adjusting business model
   - Exit dedicated prop. book
   - Exit Japanese activities
   - USA: focus on core competences only
   - Efficiency improvement London

Reduction of FTEs: front-office, back-office, total


490
410
900
front-office
back-office
total

FTE structure in front office, by location

	FTE as of 30.09.04	reduction (approx.)
Frankfurt	425	30
London	576	275
CCMC	118	90
ComSec	31	31
Other	125	65
	1,275	490


FTE 09/04
Income 09/04
FTE post restruct.
10%
12%
45%
33%
9%
6%
34%
51%
8%
4%
38%
50%
Frankfurt London New York/Tokio Other

Post-restructuring result:

€ m	30.9.2004	post-restructuring	Δ
Income	658	610	-48
Revenuesplit	-88	-88	0
Costs	-668	-449	219
Operating pofit	**-98**	**73**	**171**
Equity tied up	1,191	844	-347
VaR	15	9	-6
			% points
RoE after revenue split	-11%	12%	23%
CIR after revenue split*	117%	86%	-31%

Annualized difference: €228m

RoE target:
18% pre-tax with greatly reduced volatility


-11%
+19%
+4%
12%
+6%
18%
RoE actual
Improvement in results
Equity freed-up
RoE after restructuring
Efficiency capital allocation
Target (excl. growth)

* incl. provisioning

Corporates & Markets – strategic measures

Goal:

- Expansion of customer-based, profitable core business of investment bank
- Concentration on capital-market needs of
  - Mittelstand
  - multinationals
  - private customers
  - institutions
- Stable, risk-reduced return

New organization:

- Combination of capital-market products and core target corporate customers in a single division

Growth areas:

- Derivative products for all asset classes
- Structured products
- Risk-management products

For more information, please contact:

Commerzbank Investor Relations

Tel. +49 (69) 136 22 33 8

ir@commerzbank.com

/investor relations/

Copies of this document are available upon request or can be downloaded from www.commerzbank.com/aktionaere/index.html.